D: +1 212 225 2414 ngrabar@cgsh.com

July 23, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:      Confidential Submission of Draft Registration Statement on Form S-1

Ladies and Gentlemen,

Our client, MELI Kaszek Pioneer Corp, a corporation organized under the laws of Cayman Islands (the “Registrant”), has submitted a draft Registration Statement on Form S-1 (the “Draft Registration Statement”) to the staff of the U.S. Securities and Exchange Commission (the “Commission”) for confidential nonpublic review. The Draft Registration Statement relates to a proposed initial public offering and listing of the Registrant’s units, each consisting of one ordinary share and one-fifth of one warrant. The Registrant confirms that it is an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012 and is confidentially submitting the Draft Registration Statement to the Commission in accordance therewith.

Please contact me if you have any questions about this confidential submission.

(Signature page follows)

Cleary Gottlieb Steen & Hamilton LLP or an affiliated entity has an office in each of the cities listed above.

Sincerely yours,

/s/ Nicolas Grabar
Nicolas Grabar

cc:	Hernan Kazah

MELI Kaszek Pioneer Corp

Pedro Arnt

MELI Kaszek Pioneer Corp

Adam J. Brenneman

Cleary Gottlieb Steen & Hamilton LLP

Natalia Rezai

Cleary Gottlieb Steen & Hamilton LLP